09055831

UNITED STATES
[illegible]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2009
Washington, DC
109

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 065778 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shareholders Service Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9845 Erma Road Suite 312
(No. and Street)

San Diego (City) California (State) 92131 (Zip Code)

PRAFULA KHUNTI
Commission # 1803836
Notary Public - California
My Comm. Expires Jul 4, 2012

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Mangan (858)530-1031
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1G 3/20

TA 3/12

# OATH OR AFFIRMATION

I, Peter Mangan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shareholders Services Group, Inc., as of December 31, 2008, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

State of CALIFORNIA
County of SAN DIEGO
Subscribed and sworn to (or affirmed) before me on this 27TH day of JANUARY, 2009
by PETER MANGAN
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Notary Public

[signature]
Signature

President & CEO
Title

PRAFULA KHUNTI
Commission # 1805858
Notary Public - California
San Diego County
My Comm. Expires Jul 4, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

# Independent Auditor's Report

Board of Directors
Shareholders Service Group, Inc.:

We have audited the accompanying statement of financial condition of Shareholders Service Group, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shareholders Service Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 20, 2009

*We Focus & Care*[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

**Shareholders Service Group, Inc.**
**Statement of Financial Condition**
**December 31, 2008**

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 346,525 |
| Deposits at clearing organization | 100,000 |
| Accounts receivable | 12,446 |
| Marketable securities, at market | 6,073 |
| Furniture, fixtures, and equipment, net | 31,228 |
| Prepaid expenses | 13,391 |
| Deposit | 3,904 |
| Other assets | 1,168 |
| **Total assets** | $ 514,735 |

**Liabilities and Stockholders' Equity**

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 31,849 |
| Employee compensation and benefits payable | 56,469 |
| **Total liabilities** | 88,318 |
| **Stockholders' equity** | |
| Common stock, $1 par value, 1,000,000 shares authorized, 164,372 issued and outstanding | 161,375 |
| Additional paid-in capital | 280,968 |
| Accumulated deficit | (15,926) |
| **Total stockholders' equity** | 426,417 |
| **Total liabilities and stockholders' equity** | $ 514,735 |

*The accompanying notes are an integral part of these financial statements.*

**Shareholders Service Group, Inc.**
**Statement of Income**
**For the Year Ended December 31, 2008**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 2,270,576 |
| Interest income | 25,941 |
| Net investment gains (losses) | 251 |
| Other income | 247,656 |
| **Total revenues** | 2,544,424 |
| **Expenses** | |
| Employee compensation and benefits | 2,146,876 |
| Communications and data processing | 54,080 |
| Occupancy | 31,566 |
| Other operating expenses | 155,477 |
| **Total expenses** | 2,387,999 |
| **Net income (loss) before income tax provision** | 156,425 |
| **Income tax provision** | 2,282 |
| **Net income (loss)** | $ 154,143 |

*The accompanying notes are an integral part of these financial statements.*

**Shareholders Service Group, Inc.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2008**

| | Common Stock | Additional Paid-in Capital | (Accumulated Deficit) | Total |
|---|---|---|---|---|
| Balance at December 31, 2007 | $ 161,375 | $ 280,968 | $ (156,420) | $ 285,923 |
| Distributions | – | – | (13,649) | (13,649) |
| Net income (loss) | – | – | 154,143 | 154,143 |
| Balance at December 31, 2008 | $ 161,375 | $ 280,968 | $ (15,926) | $ 426,417 |

*The accompanying notes are an integral part of these financial statements.*

**Shareholders Service Group, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2008**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ 154,143 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation | $ 17,113 | |
| Amortization | 4,028 | |
| (Increase) decrease in: | | |
| Accounts receivable | 1,771 | |
| Marketable securities, net | 2,101 | |
| Prepaid expenses | (4,335) | |
| Deposits | (3,904) | |
| Other assets | (1,168) | |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | 7,028 | |
| Employee compensation and benefits payable | (93,749) | |
| Payable to shareholder | (2,645) | |
| Total adjustments | | (73,760) |
| **Net cash and cash equivalents provided by operating activities** | | 80,383 |
| **Cash flows from investing activities:** | | |
| Purchase of furniture, fixtures and equipment | (5,068) | |
| **Net cash and cash equivalents (used in) investing activities** | | (5,068) |
| **Cash flows from financing activities:** | | |
| Distributions | (13,649) | |
| **Net cash and cash equivalents provided by financing activities** | | (13,649) |
| **Net increase (decrease) in cash and cash equivalents** | | 61,666 |
| **Cash and cash equivalents at beginning of year** | | 284,859 |
| **Cash and cash equivalents at end of year** | | $ 346,525 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ – | |
| Income taxes | $ 3,722 | |

*The accompanying notes are an integral part of these financial statements.*

**Shareholders Service Group, Inc.**
**Notes to Financial Statements**
**December 31, 2008**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Shareholders Service Group, Inc. (the "Company"), was incorporated in the State of California on September 30, 2002. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including mutual fund and variable life insurance. The Company also engages in retailing corporate equity securities over-the-counter.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer and accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivables are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based in specific identification of recorded cost, with the change in fair market value during the period included in income.

Advertising costs are expensed at the time they are incurred.

**Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Securities transactions and related commission revenues are recorded on a settlement date basis. Accounting principles generally accepted in the United State of America require transaction to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Furniture, fixtures and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvement enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. The Company depreciates its furniture, fixtures and equipment using the straight line method of depreciation over their useful lives of five (5) to seven (7) years.

The Company has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

**Note 2: DEPOSIT WITH CLEARING ORGANIZATION**

The Company has a brokerage agreement with Pershing LLC, A BNY Securities Group ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2008, includes interest earned for a deposit total of $100,000.

**Note 3: MARKETABLE SECURITIES, AT MARKET**

Marketable securities, stated at market value consist of corporate securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2008, these securities are carried at their fair market value of $6,073. The accounting for the mark-to-market on the proprietary trading is included in the Statement of Income as net investment gains of $251.

## Note 4: FURNITURE, FIXTURES, AND EQUIPMENT, NET

The furniture, fixtures, and equipment are recorded at cost.

| | | Depreciable Life Years |
|---|---|---|
| Furniture and fixtures | $ 75,468 | 7 |
| Equipment | 3,324 | 5 |
| | 78,792 | |
| Less accumulated depreciation | (47,564) | |
| Furniture, fixtures, and equipment, net | $ 31,228 | |

Depreciation expense for the year ended December 31, 2008, was $17,113.

## Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is included. The tax provision provided is the California franchise tax minimum of $2,282.

## Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker/dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 7: COMMITMENTS AND CONTINGENCIES

*Commitments*

The Company has entered into a non-cancelable lease for office space. The leases are for varying terms. The minimum annual payments for these leases are as follows:

| December 31, | Amount |
|---|---|
| 2009 | $ 39,729 |
| 2010 | 42,187 |
| 2011 | 43,875 |
| 2012 | 45,630 |
| 2013 and expires August 31, 2013 | 31,220 |
| Total | $ 202,641 |

## Note 7: COMMITMENTS AND CONTINGENCIES
(Continued)

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

| Statement Number | Title | Effective Date |
|---|---|---|
| FIN 48 | Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 | After 12/15/07 |
| SFAS 141(R) | Business Combinations | After 12/15/08 |
| SFAS 157 | Fair Value Measurements | After 12/15/07 |
| SFAS 160 | Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 | After 12/15/07 |
| SFAS 161 | Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 | After 12/15/08 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 9: NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $361,932 which was $261,932 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($88,318) to net capital was 0.24 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

**Shareholders Service Group, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2008**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholders' equity** | | |
| Common stock | $ 161,375 | |
| Additional paid-in capital | 280,968 | |
| Accumulated deficit | (15,926) | |
| **Total stockholders' equity** | | $ 426,417 |
| Less: Non-allowable assets | | |
| Accounts receivable | (12,446) | |
| Furniture, fixtures & equipments, net | (31,228) | |
| Petty cash | (60) | |
| Prepaid expenses | (13,391) | |
| Deposits | (3,904) | |
| Other assets | (1,168) | |
| Total adjustments | | (62,197) |
| **Net capital before haircuts** | | 364,220 |
| Less: Haircuts and undue concentration | | |
| Haircut on securities | (949) | |
| Haircuts on money markets | (1,339) | |
| Total adjustments | | (2,288) |
| **Net capital** | | 361,932 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 ⅔ percent of net aggregate indebtedness | $ 5,888 | |
| Minimum dollar net capital required | $ 100,000 | |
| Net capital required (greater of above) | | 100,000 |
| **Excess net capital** | | $ 261,932 |
| Ratio of aggregate indebtedness to net capital | 0.24: 1 | |

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 Report dated December 31, 2008.

*See independent auditor's report.*

**Shareholders Service Group, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2008**

A computation of reserve requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Shareholders Service Group, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of December 31, 2008**

Information relating to possession or control requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Shareholders Service Group, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2008**

Board of Directors
Shareholders Service Group, Inc.:

In planning and performing our audit of the financial statements of Shareholder Service Group, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*We Focus & Care*℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 20, 2009

CRD # 125226

**Shareholders Service Group, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2008**

SEC
Mail Processing
Section

FEB 25 2009

Washington, DC
105